TransAlta reports financial impact of unplanned outage at Centralia coal-fired power plant

CALGARY, Alberta (Aug. 18, 2006) – TransAlta Corporation (TSX: TA; NYSE: TAC) today reported the financial impact of an unplanned outage at its Centralia coal-fired plant located in Centralia, Washington.

The 700 megawatt (MW) unit 2 experienced an unplanned outage on Sunday, Aug. 6, 2006 due to a blade failure in a turbine. Unit 2 will remain offline while TransAlta works to repair the turbine. Following a comprehensive investigation of the failure and the sourcing of replacement parts, the company anticipates unit 2 will return to service by the middle of September.  TransAlta continues to generate power from unit 1 and has purchased replacement power to fulfill remaining contractual obligations.

TransAlta estimates the impact of the turbine outage will reduce third quarter 2006 net income by $20 million to $25 million ($0.10 - $0.13 earnings per share).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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Sneh Seetal

Jennifer Pierce

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com